Exhibit 4.10

SUMMARY OF LEASE AGREEMENT DATED MAY 15, 2011

Supplement to lease agreement dated May 28, 2000. The Lease agreement and its supplements are hereinafter referred to as the “Integrated Contract”.

1.	Signing Date: May 15, 2011

2.
Lease Period: May 15, 2011 until January 31, 2013. In addition, Nova has an option to extend the lease for an additional lease period beginning on February 1, 2013, and ending on January 31, 2016, subject to the fulfillment of the terms of the Integrated Contract, and after providing at least 180 days prior written notice.

3.	Parties:

Ef-Shar Ltd., Israel (“Ef-Shar”)

Nova Measuring Instruments Ltd. (“Nova”)

4.	The Premises:

A certain area in Building 18, Weizmann Scientific Park (“Park”), Ness-Ziona, Israel (approximately 440 square meters).

The area will be transferred “as is” and construction work and adaptations will be done by Nova and at Nova’s expense.

5.	Guarantees:

Nova will provide an autonomous bank guarantee in the sum equal to six month of lease payments and maintenance fees, linked to the US Dollar exchange rate as defined in the Integrated Contract, in order to secure its undertakings under the agreement. In addition, the guaranties provided in connection with the Integrated Contract will apply also to this supplement.

6.	Parking Areas:

During the lease period, Nova will be permitted to use 15 additional parking spots for a monthly payment of 200 NIS (linked to October 2010 Consumer Price Index), plus VAT, per each parking spot. Ef-Shar will have the right to change the location of such parking spots at any time and in its sole discretion, subject to providing Nova prior notice of such changes.

7.	Insurance:

Nova shall insure its lease per this supplement lease agreement according to insurance instructions detailed in the supplement lease agreement dated October 30, 2010.

8.	Appendixes:

Insurance.

Subject to the arrangements under this supplement, all the provisions, including lease and maintenance payments, of the Integrated Contract will apply to this supplement.